Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2014 Financial Results

BEIJING, China—March 10, 2015—Weibo Corporation (the “Company” or “Weibo”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                   Net revenues increased 47% year over year to $105.2 million, exceeding the Company’s guidance between $102 million and $105 million.

•                   Advertising and marketing revenues grew 57% year over year to $88.0 million.

•                   Weibo Value Added Services (“Weibo VAS”) revenues increased 12% year over year to $17.2 million.

•                   Net income attributable to Weibo’s ordinary shareholders declined 79% year over year to $4.6 million or $0.02 diluted net income per share attributable to Weibo’s ordinary shareholders.

•                   Non-GAAP net income attributable to Weibo’s ordinary shareholders increased 142% year over year to $9.4 million, or $0.04 non-GAAP diluted net income per share attributable to Weibo’s ordinary shareholders.

•                   Non-GAAP adjusted EBITDA was $16.2 million, compared to $8.7 million for the same period last year.

•                   Monthly active users (“MAUs”) were 175.7 million for the month of December 2014, an increase of 36% year over year. Daily active users (“DAUs”) were 80.6 million on average for December 2014, an increase of 31% year over year.

Fiscal Year 2014 Highlights

•                   Net revenues increased 77% year over year to $334.2 million.

•                   Advertising and marketing revenues grew 78% year over year to $264.8 million.

•                   Weibo VAS revenues increased 74% year over year to $69.4 million.

•                   Net loss attributable to Weibo’s ordinary shareholders increased 66% year over year to $63.4 million or $0.34 diluted net loss per share attributable to Weibo’s ordinary shareholders. Net loss included $47.0 million loss and $21.1 million gain, respectively, for 2014 and 2013 resulting from the change in fair value of investor option liability in conjunction with Alibaba’s investment in Weibo.

•                   Non-GAAP net loss attributable to Weibo’s ordinary shareholders decreased 94% year over year to $1.7 million, or $0.01 non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders.

•                   Non-GAAP adjusted EBITDA was $16.1 million, compared to a negative adjusted EBITDA of $6.3 million in last year.

“Our execution has been solid since our IPO last April. In 2014, Weibo experienced the largest user increase since our inception, as we continued to focus on building the leading social media in China for internet users to create, share and discover multi-media content,” stated Gaofei Wang, CEO of Weibo. “On the monetization front, mobile ad revenues now make up more than half of Weibo’s total ad revenues, and we are seeing significant interest from customers to learn more about Weibo marketing. 2015 will be another high growth year for mobile and social marketing in China, and we are well positioned to take advantage of this trend.”

Fourth Quarter 2014 Financial Results

For the fourth quarter of 2014, Weibo reported net revenues of $105.2 million, compared to $71.4 million for the same period last year. Advertising and marketing revenues for the fourth quarter of 2014 totaled $88.0 million, compared to $56.0 million for the same period last year. Weibo VAS revenues for the fourth quarter of 2014 totaled $17.2 million, compared to $15.4 million for the same period last year.

Costs and expenses for the fourth quarter of 2014 totaled $100.3 million, compared to $70.2 million for the same period last year. Non-GAAP costs and expenses for the fourth quarter of 2014 was $95.5 million, compared to $68.4 million for the same period last year. The increase in non-GAAP costs and expenses was mainly due to an increase in personnel-related costs, marketing expenditures, value-added-tax expenses resulting from higher revenues and infrastructure-related costs from the growth in traffic.

Income from operations for the fourth quarter of 2014 was $4.9 million, compared to $1.2 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2014 was $9.8 million, compared to $3.0 million for the same period last year.

Non-operating income for the fourth quarter of 2014 was $3.0 million, compared to $19.9 million for the same period last year. Non-operating income for the fourth quarter of 2014 included an interest income of $1.8 million, compared to $0.4 million for the same period last year. Non-operating income for the fourth quarter of 2013 included a gain of $19.5 million from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.

Net income attributable to Weibo’s ordinary shareholders for the fourth quarter of 2014 was $4.6 million, compared to $21.6 million for the same period last year. Diluted net income per share attributable to Weibo’s ordinary shareholders for the fourth quarter of 2014 was $0.02, compared to a diluted net income of $0.11 per share for the same period last year. Non-GAAP net income attributable to Weibo’s ordinary shareholders for the fourth quarter of 2014 was $9.4 million, compared to $3.9 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s ordinary shareholders for the fourth quarter of 2014 was $0.04, compared to $0.02 per share for the same period last year.

As of December 31, 2014, Weibo’s cash, cash equivalents and short-term investments totaled $449.9 million. For the fourth quarter of 2014, cash used in operating activities was $32.1 million, capital expenditures totaled $3.8 million, and depreciation and amortization expenses amounted to $6.1 million.

Changes in Management Roles

The Company also announced changes in management roles, whereby Ms. Bonnie Yi Zhang, the Company’s Chief Financial Officer, will assume a new role as the Chief Financial Officer of SINA Corporation, Weibo’s parent company, and Mr. Herman Yu, SINA Corporation’s Chief Financial Officer, will become the Chief Financial Officer of the Company. Both changes are effective immediately.

“I like to thank Bonnie for her hard work and dedication since joining Weibo last March,” stated Mr. Wang. “I also like to welcome Herman, who has over 20 years in financial management experience, spanning between the US and China, and significant capital market experience.”

Business Outlook

For the first quarter of 2015, Weibo estimates that its net revenues to be between $93 million and $96 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders and non-GAAP adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability and remeasurement gain upon obtaining control. In addition, non-GAAP adjusted EBITDA excludes interest income (expenses), income taxes (benefits), and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s GAAP measures to the nearest non-GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP to Non-GAAP Measures.”

Conference Call

Weibo will host a conference call at 9p.m.—10p.m. Eastern Time on March 10, 2015 (or 9a.m. — 10a.m. Beijing Time on March 11, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 888-346-8982

Hong Kong Toll Free:  800-905-945

China Toll Free:  400-120-1203

International:  +1 412-902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, March 24, 2015. The dial-in number is +1 412-317-0088. The passcode for the replay is 10061796.

About Weibo

Weibo is a leading social media for people to create, share and discover Chinese-language content. By providing an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. A microcosm of Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging celebrities and organizations on Weibo to amplify their social influence.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and Weibo’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to Weibo’s limited operating history in a new and unproven market; failure to grow active user base and user engagement; failure to compete effectively for user traffic or user engagement; lack of experience operating as a stand-alone public company; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Weibo does not undertake any obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +8610-5898 3231

Email: ir@staff.weibo.com

WEIBO CORPORATION

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

(Unaudited)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2014	2013	2014	2014	2013
Net revenues:
Advertising and marketing	$87,973	$56,045	$65,373	$264,782	$148,426
Weibo VAS	17,239	15,379	18,757	69,390	39,887
Total net revenues	105,212	71,424	84,130	334,172	188,313

Costs and Expenses:
Cost of revenues (a)	25,786	16,242	20,670	83,599	59,891
Sales and marketing (a)	34,045	22,860	32,414	120,314	63,069
Product development (a)	33,112	26,131	31,757	125,832	100,740
General and administrative (a)	7,397	4,998	6,919	25,719	22,517
Total costs and expenses	100,340	70,231	91,760	355,464	246,217
Income (loss) from operations	4,872	1,193	(7,630)	(21,292)	(57,904)

Non-operating income (loss):
Loss from equity method investment	—	—	—	—	(1,236)
Remeasurement gain upon obtaining control	—	—	—	—	3,116
Change in fair value of investor option liability	—	19,535	—	(46,972)	21,064
Interest and other income (expenses), net	3,017	361	1,943	6,758	(2,884)
	3,017	19,896	1,943	(40,214)	20,060

Income (loss) before income tax expenses	7,889	21,089	(5,687)	(61,506)	(37,844)
Income tax (expenses) benefits	(2,877)	471	441	(1,128)	(271)

Net income (loss)	5,012	21,560	(5,246)	(62,634)	(38,115)
Less: Net income (loss) attributable to noncontrolling interest	421	—	(26)	744	—

Net income (loss) attributable to Weibo’s ordinary shareholders	$4,591	$21,560	$(5,220)	$(63,378)	$(38,115)

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders *	$0.02	$0.12	$(0.03)	$(0.34)	$(0.26)
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders *	$0.02	$0.11	$(0.03)	$(0.34)	$(0.26)

Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	202,844	149,050	201,302	186,878	146,820
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	216,845	166,162	201,302	186,878	146,820

(a) Stock-based compensation in each category:
Cost of revenues	$194	$140	$205	$755	$4,253
Sales and marketing	368	237	525	1,583	6,150
Product development	1,655	445	1,156	4,392	9,209
General and administrative	2,290	798	1,757	7,049	11,630

* Net income is adjusted to reflect the impact of preferred shares issued when calculating the basic and dilutive earning per share.

WEIBO CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

	December 31,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$283,462	$246,436
Short-term investments	166,414	252,342
Accounts receivable, net	120,210	47,304
Prepaid expenses and other current assets	16,104	5,693
Current assets subtotal	586,190	551,775

Property and equipment, net	30,874	35,702
Goodwill and intangible assets, net	15,191	10,588
Investments	45,199	5,500
Other assets	327	3,369
Total assets	$677,781	$606,934

Liabilities, Mezzanine Equity and Shareholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	$2,420	$824
Accrued liabilities	87,478	56,414
Deferred revenues	20,957	15,031
Amount due to SINA	1,717	267,722
Investor option liability	—	29,504
Current liabilities subtotal	112,572	369,495

Long-term liabilities	873	768
Total liabilities	113,445	370,263

Mezzanine equity - preferred shares	—	479,612

Shareholders’ equity (deficit):
Weibo ordinary shareholders’ equity (deficit)	563,281	(242,941)
Non-controlling interest	1,055	—
Total shareholders’ equity (deficit)	564,336	(242,941)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$677,781	$606,934

WEIBO CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share data)

(Unaudited)

	Three months ended
	December 31, 2014				December 31, 2013				September 30, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Non-GAAP Results:

Advertising and marketing	$87,973			$87,973	$56,045			$56,045	$65,373			$65,373
Weibo VAS	17,239			17,239	15,379			15,379	18,757			18,757
Net revenues	$105,212			$105,212	$71,424			$71,424	$84,130			$84,130

		(4,507	)(a)			(1,620	)(a)			(3,643	)(a)
		(381	)(b)			(229	)(b)			(277	)(b)
Total costs and expenses	$100,340	$(4,888)		$95,452	$70,231	$(1,849)		$68,382	$91,760	$(3,920)		$87,840

		4,507	(a)			1,620	(a)			3,643	(a)
		381	(b)			229	(b)			277	(b)
Income (loss) from operations	$4,872	$4,888		$9,760	$1,193	$1,849		$3,042	$(7,630)	$3,920		$(3,710)

						1,620	(a)
		4,507	(a)			229	(b)			3,643	(a)
		275	(b)			(19,535	)(c)			214	(b)
Net income (loss) attributable to Weibo’s ordinary shareholders	$4,591	$4,782		$9,373	$21,560	$(17,686)		$3,874	$(5,220)	$3,857		$(1,363)

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders *	$0.02			$0.04	$0.11			$0.02	$(0.03)			$(0.01)

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	216,845	—		216,845	166,162	—		166,162	201,302	—		201,302

Non-GAAP Adjusted EBITDA:

Non-GAAP adjusted net income (loss)				$9,373				$3,874				$(1,363)
Depreciation expenses				5,647				5,653				5,739
Interest income, net				(1,764)				(353)				(1,979)
Income tax expenses (benefits)				2,971				(471)				(378)
Non-GAAP adjusted EBITDA				$16,227				$8,703				$2,019

WEIBO CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share data)

(Unaudited)

	Twelve months ended
	December 31, 2014				December 31, 2013
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Non-GAAP Results:

Advertising and marketing	$264,782			$264,782	$148,426			$148,426
Weibo VAS	69,390			69,390	39,887			39,887
Net revenues	$334,172			$334,172	$188,313			$188,313

		(13,779	)(a)			(31,242	)(a)
		(1,211	)(b)			(229	)(b)
Total costs and expenses	$355,464	$(14,990)		$340,474	$246,217	$(31,471)		$214,746

		13,779	(a)			31,242	(a)
		1,211	(b)			229	(b)
Loss from operations	$(21,292)	$14,990		$(6,302)	$(57,904)	$31,471		$(26,433)

						31,242	(a)
		13,779	(a)			229	(b)
		894	(b)			(21,064	)(c)
Net loss attributable to		46,972	(c)			(3,116	)(d)
Weibo’s ordinary shareholders	$(63,378)	$61,645		$(1,733)	$(38,115)	$7,291		$(30,824)

Diluted net loss per share attributable to Weibo’s ordinary shareholders *	$(0.34)			$(0.01)	$(0.26)			$(0.21)
Shares used in computing diluted net loss per share attributable to Weibo’s ordinary shareholders	186,878	—		186,878	146,820	—		146,820

Non-GAAP Adjusted EBITDA:

Non-GAAP adjusted net loss				$(1,733)				$(30,824)
Depreciation expenses				21,849				21,300
Interest (income) expenses, net				(5,472)				2,921
Income tax expenses				1,433				271
Non-GAAP adjusted EBITDA				$16,077				$(6,332)

(a)  To adjust stock-based compensation.

(b)  To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.

(c)  To adjust the change in fair value of investor option liability.

(d)  To adjust the remeasurement gain upon obtaining control.

* Net income is adjusted to reflect the impact of preferred shares issued when calculating the dilutive earning per share.

WEIBO CORPORATION

ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

(Unaudited)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2014	2013	2014	2014	2013

Net revenues
Advertising and marketing revenues:
Other than Alibaba	$49,957	$32,206	$37,845	$157,195	$99,291
Alibaba *	38,016	23,839	27,528	107,587	49,135
Subtotal	87,973	56,045	65,373	264,782	148,426

Weibo VAS	17,239	15,379	18,757	69,390	39,887
	$105,212	$71,424	$84,130	$334,172	$188,313

*Revenue related to the formation of strategic alliance with Alibaba on April 29, 2013.